                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


(Mark One)

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1998.

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _____________.


                        Commission file number  1-12273


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Roper Industries, Inc. Employees' Retirement Savings 004 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Roper Industries, Inc., 160 Ben Burton Rd., Bogart, GA 30622.

                          Independent Auditors' Report


The Board of Directors
Roper Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 004 Plan (the "Plan") as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of or for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in the net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               KPMG LLP

April 19, 1999
Atlanta, Georgia

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

     Statement of Net Assets Available for Benefits, with Fund Information
                                (in thousands)

                               December 31, 1998

                                                                                  Fund Information
                                                  ------------------------------------------------------------------------------
                                                                      Merrill Lynch
                                                         Roper         Retirement     Merrill Lynch      MFS
                                                   Industries, Inc.   Preservation     Equity Index    Emerging     AIM Value
                                         Total       Common Stock         Trust            Trust      Growth Fund     Fund
                                       ---------   ----------------   -------------   -------------   -----------   ---------
Cash                                     $    7          $  -             $    -          $    -          $  -       $    -
                                         ------          ----             ------          ------          ----       ------

Investments, at fair value:
  Mutual funds                            4,295             -                  -               -           990        1,922
  Common trust funds                      3,264             -              1,149           2,115             -            -
  Common stock                              602           602                  -               -             -            -
  Participants loans receivable             128             -                  -               -             -            -
                                         ------          ----             ------          ------          ----       ------
                                          8,289           602              1,149           2,115           990       $1,922
                                         ------          ----             ------          ------          ----       ------
Contributions receivable:
  Employees                                 146             -                  -               -             -            -
  Employer                                   30             -                  -               -             -            -
                                         ------          ----             ------          ------          ----       ------
                                            176             -                  -               -             -            -
                                         ------          ----             ------          ------          ----       ------
Net assets available for benefits        $8,472          $602             $1,149          $2,115          $990       $1,922
                                         ======          ====             ======          ======          ====       ======

                                                                  Fund Information
                                     ------------------------------------------------------------------------
                                      Templeton                    Merrill Lynch   Merrill Lynch
                                       Foreign     Merrill  Lynch   Basic Value      Corporate    Participant
                                        Fund        Capital Fund       Fund          Bond Fund       Loans     Cash  Unallocated
                                     ----------    --------------  -------------   -------------  -----------  ----  -----------
Cash                                    $  -            $  -           $  -             $  -         $  -       $7      $  -
                                        ----            ----           ----             ----         ----       --      ----
Investments, at fair value:
  Mutual funds                           117             607            523              136            -        -         -
  Common trust funds                       -               -              -                -            -        -         -
  Common stock                             -               -              -                -            -        -         -
  Participants loans receivable            -               -              -                -          128        -         -
                                        ----            ----           ----             ----         ----       --      ----
                                         117             607            523              136          128        -         -
                                        ----            ----           ----             ----         ----       --      ----
Contributions receivable:
  Employees                                -               -              -                -            -        -       146
  Employer                                 -               -              -                -            -        -        30
                                        ----            ----           ----             ----         ----       --      ----
                                           -               -              -                -            -        -       176
                                        ----            ----           ----             ----         ----       --      ----
Net assets available for benefits       $117            $607           $523             $136         $128       $7      $176
                                        ====            ====           ====             ====         ====       ==      ====

                See accompanying notes to financial statements.
                                       3

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

     Statement of Net Assets Available for Benefits, with Fund Information
                                (in thousands)

                               December 31, 1997

                                                                                  Fund Information
                                                  ------------------------------------------------------------------------------
                                                                      Merrill Lynch
                                                         Roper         Retirement     Merrill Lynch      MFS
                                                   Industries, Inc.   Preservation     Equity Index    Emerging     AIM Value
                                         Total       Common Stock         Trust            Trust      Growth Fund     Fund
                                       ---------   ----------------   -------------   -------------   -----------   -----------
Investments, at fair value:
  Mutual funds                         $1,972             $ -             $    -         $    -            $300       $1,133
  Common trust  funds                   2,081               -              1,015          1,066               -            -
  Common stock                             10              10                  -              -               -            -
                                       ------             ---             ------         ------            ----       ------
                                        4,063              10              1,015          1,066             300       $1,133
                                       ------             ---             ------         ------            ----       ------
Contributions receivable:
  Employees                                92               -                  -              -               -            -
  Employer                                 64               -                  -              -               -            -
                                       ------             ---             ------         ------            ----       ------
                                          156               -                  -              -               -            -
                                       ------             ---             ------         ------            ----       ------
Net assets available for benefits      $4,219             $10             $1,015         $1,066            $300       $1,133
                                       ======             ===             ======         ======            ====       ======

                                                            Fund Information
                                     ---------------------------------------------------------------
                                      Templeton                        Merrill Lynch   Merrill Lynch
                                       Foreign     Merrill  Lynch       Basic Value      Corporate
                                        Fund        Capital Fund           Fund          Bond Fund      Unallocated
                                     ----------    --------------      -------------   -------------    -----------
Investments, at fair value:
  Mutual funds                            $20            $372                $81            $66            $  -
  Common trust  funds                       -               -                  -              -               -
  Common stock                              -               -                  -              -               -
                                          ---            ----                ---            ---            ----
                                          $20            $372                $81            $66            $  -
                                          ---            ----                ---            ---            ----
Contributions receivable:
  Employees                                 -               -                  -              -              92
  Employer                                  -               -                  -              -              64
                                          ---            ----                ---            ---            ----
                                            -               -                  -              -             156
                                          ---            ----                ---            ---            ----
Net assets available for benefits         $20            $372                $81            $66            $156
                                          ===            ====                ===            ===            ====

                See accompanying notes to financial statements.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                (in thousands)

                         Year ended December 31, 1998

                                                                                     Fund Information
                                                 ----------------------------------------------------------------------------------
                                                                   Merrill Lynch
                                                      Roper         Retirement   Merrill Lynch     MFS                   Templeton
                                                 Industries, Inc.  Preservation  Equity Index    Emerging    AIM Value    Foreign
                                        Total       Common Stock       Trust          Trust      Growth Fund     Fund        Fund
                                       -------   ----------------  ------------  -------------  -----------  ---------   ---------
Additions:
  Investment Income:
   Net appreciation (depreciation)
    in fair value of investments      $  924           $ (8)        $     -         $   409         $201      $  337        $(14)
   Dividends                             273              4              62               -            9         121          11
   Interest                                7              -               -               1            1           1           1
                                      ------           ----         -------         -------         ----      ------        ----
                                       1,204             (4)             62             410          211         459          (2)
                                      ------           ----         -------         -------         ----      ------        ----
Contributions:
 Employee rollovers conversion           771             48              74             229          191          66           3
 Employee withholdings                 2,064            136             139             442          308         379          77
 Employer matching                       460             42              37              99           79         100          17
                                      ------           ----         -------         -------         ----      ------        ----
                                       3,295            226             250             770          578         545          97
                                      ------           ----         -------         -------         ----      ------        ----
 Total additions                       4,499            222             312           1,180          789       1,004          95
                                      ------           ----         -------         -------         ----      ------        ----
Deductions:
 Benefits paid to participants           245              7              76              37           27          49           3
 Administration expenses                   1              1               -               -            -           -           -
                                      ------           ----         -------         -------         ----      ------        ----
   Total deductions                      246              8              76              37           27          49           3
                                      ------           ----         -------         -------         ----      ------        ----
Interfund transfers, net                   -            378            (102)            (94)         (72)       (166)          5
                                      ------           ----         -------         -------         ----      ------        ----
   Net increase (decrease)             4,253            592             134           1,049          690         789          97

Net assets available for benefits:
  Beginning of year                    4,219             10           1,015           1,066          300       1,133          20
                                      ------           ----         -------         -------         ----      ------        ----
  End of year                         $8,472           $602          $1,149          $2,115         $990      $1,922        $117
                                      ======           ====          ======          ======         ====      ======        ====


                                                        Fund Information
                                    --------------------------------------------------------
                                                   Merrill Lynch  Merrill Lynch
                                    Merrill Lynch   Basic Value     Corporate         Loan
                                    Capital Fund      Fund          Bond Fund         Fund        Cash      Unallocated
                                    ------------   -------------  --------------   ---------    ---------  -------------
Additions:
  Investment Income:
   Net appreciation (depreciation)
    in fair value of investments        $ (3)           $   1         $   1           $   -        $   -        $  -
   Dividends                              31               29             6               -            -           -
   Interest                                1                1             -               -            1           -
                                        ----            -----         -----           -----        -----        -----
                                          29               31             7               -            1           -
                                        ----            -----         -----           -----        -----        -----
Contributions:
 Employee rollovers conversion            21              100            12              31           (4)          -
 Employee withholdings                   197              279            53               -            -          54
 Employer matching                        47               61            12               -            -         (34)
                                        ----            -----         -----           -----        -----        -----
                                         265              440            77              31           (4)         20
                                        ----            -----         -----           -----        -----        -----
  Total additions                        294              471            84              31           (3)         20
                                        ----            -----         -----           -----        -----        -----
Deductions:
 Benefits paid to participants            22               24             7               2           (9)          -
 Administration expenses                   -                -             -               -            -           -
                                        ----            -----         -----           -----        -----        -----
   Total deductions                       22               24             7               2           (9)          -
                                        ----            -----         -----           -----        -----        -----
Interfund transfers, net                 (37)              (5)           (7)             99            1           -
                                        ----            -----         -----           -----        -----        -----
   Net increase (decrease)               235              442            70             128            7          20

Net assets available for benefits:
  Beginning of year                      372               81            66               -            -         156
                                        ----            -----         -----           -----        -----        -----
  End of year                           $607             $523          $136            $128          $ 7        $176
                                        ====            =====         =====           =====        =====        =====

                See accompanying notes to financial statements.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                         Notes to Financial Statements

1.  The Plan

    The Roper Industries, Inc. (the "Company") Employees' Retirement Savings 004 Plan (the "Plan") is a defined contribution retirement savings plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All assets of the Plan are held, administered and invested by its trustee, Merrill Lynch Trust Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan became effective July 1, 1997.

    (a)  Eligibility
         -----------

         Employees of certain of the Company's subsidiaries become eligible to participate in the Plan after six months of continuous service provided the employee has attained 18 years of age. Employees of a company acquired by the Company are generally credited for their time employed with the prior company.

    (b)  Employee Contributions
         ----------------------

         Plan participants may make contributions in 1% increments of their compensation, within the range of 1% to 20%, for each payroll period in the form of before-tax contributions. Total employee contributions during the Plan's fiscal year may not exceed the ceiling established by the Internal Revenue Service ($10,000 for 1998).

    (c)  Employer Contributions
         ----------------------

         The Plan allows each participating subsidiary of the Company to choose its own matching policy among several options. The options consist of no employer matching, 50% employer matching of the first 6% of participant contributions and 50% employer matching of the first 8% of participant contributions. Employer contributions are also limited by guidelines established by the Internal Revenue Service. Employer contributions in 1998 can only be based on the first $150,000 of participant compensation.

    (d)  Participant Accounts
         --------------------

         The Plan's trust consists of contributions by the participants and the Company and net earnings from investments. Investment appreciation and/or depreciation and investment earnings are credited to or deducted from participant accounts based on the ratio of each participant's account to the aggregate of all participant accounts within each fund on a daily basis.

    (e)  Investment Options
         ------------------

         Each participant in the Plan must elect to have contributions invested in any one or a combination of the investment funds offered by the Plan. Since inception of the Plan, the following investment funds were available:

         Roper Industries, Inc. Common Stock: This fund invests solely in Roper
         ------------------------------------
         Industries, Inc. common stock. At December 31, 1998 and 1997, 148 and 55 participants were invested in this fund, respectively.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                         Notes to Financial Statements

         Merrill Lynch Retirement Preservation Trust: The Trust seeks to provide
         --------------------------------------------
         preservation of capital, liquidity and current income that is typically higher than money market funds. The Trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts and U.S. government and U.S. government agency securities. At December 31, 1998 and 1997, 431 and 112 participants were invested in this Trust, respectively.

         Merrill Lynch Equity Index Trust: The Trust seeks to approximate the
         ---------------------------------
         total return of the Standard & Poor's 500 Composite Stock Price Index. This Index is a means to measure the performance of a broad base of large U.S. corporations. The Trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of this Index. The percentage of the Trust's interest in each stock will generally be the same as the percentage that a particular stock represents in the Index. However, certain factors may make the purchase of some stocks impracticable or unnecessary. At December 31, 1998 and 1997, 289 and 146 participants were invested in this Trust, respectively.

         MFS Emerging Growth Fund: The Fund seeks long-term growth of capital.
         -------------------------
         The Fund invests primarily in common stock of small- and medium-sized companies that are early in their life cycles and have the potential to become major enterprises. The Fund may also invest in more established companies whose rates of earnings growth are expected, by Fund management, to accelerate because of special factors such as new management, new products or changes in consumer demand. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1998 and 1997, 425 and 114 participants were invested in this Fund, respectively.

         AIM Value Fund: The Fund seeks long-term growth of capital by investing
         ---------------
         primarily in stocks of companies that are undervalued relative to the stock market as a whole due to underperformance, but show tangible evidence of a turnaround. The Fund seeks undervalued securities believed to offer growth potential in four categories: 1) out-of-favor cyclical growth companies, 2) established growth companies that are undervalued compared to historical relative valuations, 3) companies with tangible evidence of improving prospects not yet reflected in the price of the stock and 4) equity securities selling at prices that do not reflect the current market value of their assets. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1998 and 1997, 290 and 158 participants were invested in this Fund, respectively.

         Templeton Foreign Fund: The Fund seeks long-term capital growth. The
         -----------------------
         Fund seeks to obtain its objective through a flexible policy of investing in stocks and debt obligations of companies and governments outside the U.S. The Fund may also invest in preferred stock and certain debt securities, rated or unrated, such as convertible bonds and bonds selling at a discount. The Fund has the right to purchase securities in any foreign country, developed or developing. At December 31, 1998 and 1997, 118 and 52 participants were invested in this Fund, respectively.

         Merrill Lynch Capital Fund: The Fund seeks the highest total investment
         ---------------------------
         return consistent with prudent risk. Total investment return is the aggregate of income and capital value changes. The Fund has a fully managed investment policy utilizing equity, debt and convertible securities. This permits Fund management to shift emphasis based on its evaluation of changes in economic and market trends. Consistent with this policy, the Fund's portfolio may, at any given time, be invested substantially in equity securities, corporate bonds or money market securities. It is the expectation of Fund management that, over longer periods, a major portion of the Fund's portfolio will consist of equity securities of larger market capitalization companies. Dividends are declared and reinvested semiannually. The Fund may invest up to 25% of its total assets in foreign securities.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                         Notes to Financial Statements

       At December 31, 1998 and 1997, 414 and 103 participants were invested in this Fund, repsectively.

       Merrill Lynch Basic Value Fund: The Fund seeks capital appreciation
       -------------------------------
       and, secondarily, income by investing in securities, primarily equities, that Fund management believes are undervalued. The Fund seeks to invest in stocks that possess one or more of the following characteristics: (i) selling at a discount either from book value or historical price-earnings ratios or (ii) seem capable of recovering from situations that caused the company to become temporarily out of favor. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1998 and 1997, 224 and 87 participants were invested in this Fund, respectively.

       Merrill Lynch Corporate Bond Fund--Intermediate Term Portfolio: The Fund
       ---------------------------------------------------------------
       seeks a high level of current income by investing primarily in investment grade corporate fixed-income securities. Secondarily, the Fund seeks capital appreciation when consistent with its primary objective. The Fund invests primarily in bonds rated in the four highest rating categories with a maximum remaining maturity of 10 years. Under normal circumstances, the average remaining maturity will be between five and seven years. In addition, the Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1998 and 1997, 93 and 48 participants were invested in this Fund, respectively.

  (f)  Benefit Payments
       ----------------

       Upon separation of service, participants may generally elect to receive their vested account balances in either a lump sum payment or several forms of periodic installments. Separated participants with vested account balances totaling less than $5,000 must be distributed their vested balances in the form of a lump sum distribution.

  (g)  Vesting
       -------

       Participants are immediately vested in their voluntary contributions plus investment performance thereon. Employer contributions become vested to participants 20% after the first year of participation and an additional 20% after each additional year of participation, up to 100%.

  (h)  Termination
       -----------

       The Company may terminate, or partially terminate, the Plan or discontinue Company contributions to the Plan at any time, in which case all employer contributions and allocated earnings to each participant's account would become fully vested and nonforfeitable.

  (i)  Forfeitures
       -----------

       All forfeitures by participants, as defined by the Plan, are retained in the Plan and used to pay Plan expenses and reduce employer contributions. The Plan applied forfeited non-vested amounts of $14,000 against employer contributions during the year ended December 31, 1998.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                         Notes to Financial Statements

  (j)  Participant Loans
       -----------------

       The Plan allows participants to borrow up to the lesser of 50% of their vested account balance or $50,000. Generally, loans must be repaid within five years. The interest rate on such loans is set at prime plus 1 1/2 percentage points.

  (k)  Related Party Transactions
       --------------------------

       Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

       Certain Plan investments are shares of common stock of Roper Industries, Inc. and Roper Industries, Inc. is the sponsor of the Plan.


2.  Summary of Significant Accounting Policies

    (a)  Basis of Presentation
         ---------------------

         The accompanying statements of net assets available for benefits and changes in net assets available for benefits have been prepared on the accrual basis of accounting.

    (b)  Investments
         -----------

         Investments are stated at fair value. Fair values for investments in mutual funds, common trust funds and Roper Industries, Inc. common stock were determined using the closing prices as published by financial sources believed to be reliable. Loans to participants are stated at the unpaid balances on individual participant accounts which approximates fair value. Unrealized appreciation (depreciation) in fair value of investments is computed by comparing the fair value of an investment to its cost for investments purchased during the period. For investments held the entire period, it is the change in fair value during the period. Purchases and sales of investments are recorded on a trade-date basis.

    (c)  Use of Estimates
         ----------------

         The administrator of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

    (d)  Expenses
         --------

         The Company pays all administrative expenses of the Plan.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                         Notes to Financial Statements

3.  Investments

    Investments that represent at least 5% of the Plan's net assets available for benefits at December 31, 1998 or 1997 are as follows (in 000's):

                                                     1998    1997
                                                    ------  ------

     Merrill Lynch Equity Index Trust               $2,115  $1,066
     AIM Value Fund                                  1,922   1,133
     Merrill Lynch Retirement Preservation Trust     1,149   1,015
     Merrill Lynch Emerging Growth Fund                990     300
     Merrill Lynch Capital Fund                        607     372
     Roper Industries, Inc. common stock               602      10
     Merrill Lynch Basic Value Fund                    523      81



4.  Income Tax Status

    The Company has not yet requested a determination letter from the Internal Revenue Service to grant the Plan tax-exempt status for federal income taxes. The Company believes that the Plan is structured and administered in such a fashion that it will be determined to be exempt from federal income taxes by the Internal Revenue Service. No amounts for income taxes are reflected in the Plan's financial statements.

                                                                      Schedule 1

         ROPER INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

         Line 27(a) - Schedule of Assets Held for Investment Purposes
                                (in thousands)

                              December  31, 1998



                                                               Shares/                Current
     Identity of issue, borrower, lessor or similar party       units       Cost       value
     -----------------------------------------------------     -------      ----      -------

     Common trust funds:

*      Merrill Lynch Retirement Preservation Trust              1,149       $1,149    $1,149

*      Merrill Lynch Equity Index Trust                            25        1,691     2,115

     Mutual funds:

       MFS Emerging Growth Fund                                    22          809       990

       AIM Value Fund                                              48        1,707     1,922

       Templeton Foreign Fund                                      14          133       117

*      Merrill Lynch Capital Fund                                  18          618       607

*      Merrill Lynch Basic Value Fund                              14          524       523

*      Merrill Lynch Corporate Bond Fund -
       Intermediate Term Portfolio                                 12          135       136

*    Roper Industries, Inc. common stock                           30          605       602

     Participant loans                                            128          128       128

* Merrill Lynch and Roper Industries, Inc. are parties-in-interest to the Plan.

                See accompanying independent auditors' report.

                                                                      Schedule 2

         ROPER INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                Line 27(d) - Schedule of Reportable Transactions
                                (in thousands)

                         Year ended December 31, 1998

                                                                                                           Current
                                                                                    Expense                value of
                                                                                    incurred               asset on
                                                           Purchase     Selling       with       Cost of  transaction   Net gain
Identity of party involved     Description of asset          price       price     transaction    asset       date      or (loss)
--------------------------  ---------------------------    --------    --------    -----------    ------   ----------   ---------

* Roper Industries, Inc.    Common stock                       $608        $  -          $-        $608       $608          $ -
* Roper Industries, Inc.    Common stock                          -          17           -          19         17           (2)

* Merrill Lynch             Retirement Preservation Trust       443           -           -         443        443            -
* Merrill Lynch             Retirement Preservation Trust         -         309           -         309        309            -

* Merrill Lynch             Equity Index Trust                  880           -           -         880        880            -
* Merrill Lynch             Equity Index Trust                    -         241           -         219        241           22

  MFS                       Emerging Growth Fund                660           -           -         660        660            -
  MFS                       Emerging Growth Fund                  -         170           -         165        170            5

  AIM                       Value Fund                          718           -           -         718        718            -
  AIM                       Value Fund                            -         304           -         297        304            7

* Merrill Lynch             Capital Fund Class A                312           -           -         312        312            -
* Merrill Lynch             Capital Fund Class A                  -          75           -          74         75            1

* Merrill Lynch             Basic Value Fund                    493           -           -         493        493            -
* Merrill Lynch             Basic Value Fund                      -          52           -          51         52            1

* Merrill Lynch and Roper Industries, Inc. are parties-in-interest to the Plan.



                See accompanying independent auditors' report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                   Roper Industries, Inc. Employees' Retirement Savings 004 Plan
                   -------------------------------------------------------------
                                             (Name of Plan)


                           By:  Roper Industries, Inc., Plan Administrator

                           By:  /s/ Martin S. Headley
                               --------------------------------------------
                                             (Signature)
                             Martin S. Headley                 May 28, 1999
                             Vice President and Chief Financial Officer

                         Independent Auditors' Consent


The Board of Directors
Roper Industries, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-36897) on Form S-8 of Roper Industries, Inc. of our report dated April 19, 1999 relating to the statements of net assets available for benefits of the Roper Industries, Inc. Employees' Retirement Savings 004 Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998 and all related supplemental schedules, which report appears in the December 31, 1998 Annual Report on Form 11-K of Roper Industries, Inc.


                                              KPMG LLP

Atlanta, Georgia
May 28, 1999